

March 29, 2013

Via E-mail
Yosbani Mendez
Chief Executive Officer
Load Guard Logistics, Inc.
6317 SW 16th Street
Miami, FL 33155

> **Re:** **Load Guard Logistics, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 22, 2013**
> **File No. 333-186321**

Dear Mr. Mendez:

We have reviewed your response to our prior comment letter to you dated February 27, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 1, and we reissue in part. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.04. It appears that when the purchasers purchased restrictive, illiquid shares for $0.04 a share, they agreed that they were worth $0.04 a share with the restrictions of a non-public security. We note that you are now registering a non-restrictive security that will be liquid once your shares are quoted on the OTCBB. Either revise the price or explain why the changed factors do not result in a different price. Also, please provide us with a copy of the private offering memorandum and related agreements about the private offering.

2. It appears that you believe the company will be offering shares at a fixed price at the same time as shareholders will be offering shares at a market price. Please tell us, with a view toward disclosure, how you envision this will work. There appears to be no reason to buy the shares from the company as long as one can buy them more cheaply from a selling shareholder, effectively stopping the company sale. On the other hand, no one would buy from a shareholder if one could purchase more cheaply from the company, thus prohibiting the selling shareholders from making a profit. This difficulty is compounded by what appears to be a price that may not be bona fide.

3. We note your response to our prior comment 3. It appears that you intend to apply for quotation on the OTCBB after the completion of this offering as is stated on the cover

page and page 20. If that is the case, the price must be fixed for the duration of the offering. The revised disclosure states that the price will be fixed for the duration of the offering or until your shares are quoted on the OTCBB, which would imply that the shares may be quoted on the OTCBB prior to the end of the offering. Please revise this language accordingly. Please also revise the language on page 21 indicating that you intend to apply for quotation on the OTCBB immediately following the effectiveness of the registration statement.

4. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

5. A currently dated accountant's consent should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Prospectus Cover Page

6. We note your response to our prior comment 6, and we reissue. Please disclose the total net proceeds you will receive and the total net proceeds the selling shareholders will receive. Refer to Item 501(b)(3) of Regulation S-K.

Registration Statement Cover Page

7. We note your response to our prior comment 7. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee as there is no market for your common stock. Please revise to specify the appropriate provision of Rule 457 of the Securities Act of 1933 relied upon or advise. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Risk Factors, page 6

8. Please remove the final sentence of the first paragraph. Since this is an S-1, everything material to an investment decision should be contained in the filing. Suggesting investors perform their own due diligence might seem to suggest that they are liable for omissions or misstatements in the prospectus rather than the persons indicated in the 33 Act.

Because Messrs. Yosbani Mendez and Francisco Mendez (our officers and directors) have other outside business activities…, page 9

9. Please revise this risk factor to be consistent with your revised disclosure on page 40 concerning Mr. Yosbani Mendez.

Two investors hold a controlling interest in our stock, page 9

10. Please include in this risk factor the percentage of your common stock Messrs. Yosbani and Francisco Mendez will own if 100%, 50% and 25% of the shares in the offering are sold.

Description of Securities to be Registered, page 22

Non-cumulative Voting, page 23

11. We note your response to our prior comment 16 and your disclosure in this section that the data presented assumes the offering by the company has been completed, which is contrary to your response. Since the percentage ownership of the 'present stockholders' would change if the selling shareholders sell their shares and the purchasers would then represent a larger group, please revise to disclose similar percentage ownership data reflecting completion of the selling shareholder offering in addition to the offering by the company. Are you trying to make a statement about the control shareholders? Revise this section so that it makes clear what you intend.

Description of Business, page 23

12. We note your response to our prior comment 12, and we reissue in part. Please provide investors with sufficient detail regarding the costs and timelines you face in reaching your goal so that they can make an informed decision about an investment in your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 32

13. Please revise to include a discussion of results of operations for both your fiscal year ended October 31, 2012 as well as the interim period ended January 31, 2013.

Background Information about Our Officers and Directors, page 38

14. We note your response to our prior comment 18. Please disclose what line of business El Palenque Vivero, Inc. was in.

15. We note your response to our prior comment 20, and we reissue. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director on a director-by-director basis. Refer to Item 401(e)(1) of Regulation S-K.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via e-mail
       James B. Parsons, Esq.